UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2) *
Patriot National Bancorp Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
70336F203
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70336F203	Page 2

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY):
Siguler Guff Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	75,929(1)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	75,929(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		75,929(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.9%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO, IA

(1)	As of September 30, 2024. As of the date of this filing, the Reporting Person no longer holds any shares of Common Stock.
(2)	Based on 3,976,073 shares of Common Stock outstanding as of August 9, 2024, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2024 filed with the Securities and Exchange Commission on August 9, 2024.

CUSIP No. 70336F203	Page 3

AMENDMENT NO. 2 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Common Stock of the Issuer on May 3, 2021 and Amendment No. 2 thereto filed on January 20, 2023 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4. Ownership

(a)	through (c):

The information requested in these paragraphs is incorporated by reference to the cover page to this Amendment No. 2 to Schedule 13G.

Item 5. Ownership of Five Percent or Less of the Class

If this statement is being filed to report the fact that the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following: [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

CUSIP No. 70336F203	Page 4

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 10, 2024

SIGULER GUFF ADVISERS, LLC By: /s/ Marcelo Phillips Name: Marcelo Phillips Title: Managing Director, Chief Compliance Officer